

October 29, 2013

TriQuint Semiconductor, Inc.
2300 N.E. Brookwood Parkway
Hillsboro, OR, 97124
Attn: Ralph G. Quinsey, Chief Executive Officer

cc: Board of Directors

Dear Ralph,

Thank you for taking the time to speak with us last week following your Q3 2013 earnings release, as well as previously meeting with us at each of your Texas and Oregon facilities. These discussions have been helpful for us to gain a better understanding of TriQuint Semiconductor, Inc. ("TriQuint", or the "Company") and its challenges and opportunities. We look forward to continuing our dialogue with you, the senior management team, and the board of directors (the "Board").

Starboard Value LP, together with its affiliates ("Starboard"), currently owns approximately 8% of the outstanding common stock of TriQuint, making us one of the Company's largest shareholders. The purpose of this letter is to outline the significant opportunities we see for value creation at TriQuint for the benefit of you, the Board, and the Company's shareholders.

As we have discussed with you, we believe that the current market price of TriQuint does not fully reflect the value of TriQuint's businesses, in large part due to the continued underperformance of its Mobile Power Amplifier (PA) business. TriQuint's strong, growing, and highly profitable Networks & Defense and Bulk Acoustic Wave (BAW) Filter businesses together make up approximately half of the Company's revenue, but we believe they account for more than 100% of the Company's profits. In fact, we believe that these two businesses alone are worth far more than where the Company currently trades. Unfortunately, the strong performance of these two businesses has been overshadowed by the Mobile PA business, where significant utilization issues and missed design cycles have led to large losses and significantly reduced consolidated gross margins. As a result, TriQuint's stock has significantly underperformed peers over an extended period of time. In fact, over the last five years the Company underperformed its closest peers by more than 93%.

	Share Price Performance					
	Through Today			Through 13D Filing Date [1]		
	1 Year	3 Year	5 Year	1 Year	3 Year	5 Year
Russell 2000	37%	58%	149%	14%	30%	29%
PHLX Semiconductor Sector Index (SOX)	36%	38%	133%	5%	13%	12%
Proxy Group [2]	38%	15%	130%	4%	(5%)	14%
Closest Direct Competitors [3]	26%	29%	208%	(3%)	16%	78%
TQNT	**64%**	**(27%)**	**115%**	**12%**	**(32%)**	**(15%)**
Underperformance vs. Russell	27%	(85%)	(34%)	(2%)	(62%)	(44%)
Underperformance vs. Closest Peers	**38%**	**(56%)**	**(93%)**	**15%**	**(48%)**	**(93%)**

1. Performance as of 4/26/13, the trading day prior to Starboard's initial 13D filing in TriQuint

2. Proxy Group consists of companies used in the Company's proxy to set executive compensation and includes CREE, HITT, ISIL, PMCS, SWKS, DIOD, IDTI, LLTC, RFMD, FCS, IRF, MSCC, and SLAB

3. Includes SWKS, AVGO, RFMD, HITT and MTSI

Given this significant underperformance, we feel it is important to outline the value we see in the Company's businesses and the opportunities we see to unlock that value.

Networks & Defense

We believe that TriQuint's Networks & Defense business is not fully understood or appreciated by the market. This business, which is based in the Company's Richardson, TX facility, produces highly sophisticated semiconductor products primarily using Gallium Arsenide (GaAs) wafers for high-end uses such as optical transport networks, cellular base stations, and military airborne radar. These products are both difficult to design and difficult to manufacture, and TriQuint is one of only a few companies (or, in some cases, the only company) capable of producing many of these products. TriQuint's customers pay a premium for extremely high performance and reliability, as these products are critical to the operation of numerous high-performance systems. Moreover, once products are designed into a platform, they are very difficult to replace and can continue to generate revenue at high margins for five to ten years or more. Further, this business has attractive growth opportunities driven by the expanding optical market, increasing semiconductor content in high-end defense applications, and TriQuint's leading position in new high-end semiconductor technologies, such as Gallium Nitride (GaN).

The combination of technical complexity, high performance and reliability requirements, and limited competition leads to exceptionally high margins in this business. TriQuint's closest competitor, Hittite Microwave Corporation ("Hittite"), generates gross margins of more than 70% and EBITDA margins of approximately 45% on a business of similar size. While TriQuint's Networks & Defense margins may be slightly lower than those of Hittite, due to Hittite's fabless production model and TriQuint's mix of contract R&D work for the U.S. Department of Defense, we believe that TriQuint's Networks & Defense business generates at least 55% gross margins and would generate well north of 30% EBITDA margins on a standalone basis. Hittite, which does not have a mobile business to obscure the value of its Networks & Defense business, currently trades at approximately 6x sales and 13x EBITDA. Given TriQuint's high-quality business mix and attractive growth opportunities, we believe TriQuint's Networks & Defense business should trade at multiples similar to Hittite's. Even at a

20% discount to Hittite's multiple, the business could be worth more than $1 billion, or approximately $6.50 per TriQuint share. After factoring in TriQuint's expected year-end net cash balance, this business alone could be worth as much, or more, than where TriQuint trades today.

Networks & Defense Valuation		
	($ in millions, except per share data)	
	Low	High
Revenue	$300.0	$310.0
EBITDA Margin	*30.0%*	*35.0%*
EBITDA	$90.0	$108.5
Multiple	*10.0x*	*11.0x*
Value	$900.0	$1,193.5
Value Per TQNT Share	**$5.73**	**$7.60**

BAW Filters

The most exciting component of TriQuint's growth story is its BAW Filter business. The BAW Filter business, also based in the Company's Richardson, TX facility, makes highly complex filters that are necessary in order for mobile phones to operate on certain 4G, or LTE, bands. The BAW market is expanding rapidly, driven by growth in both the number of LTE devices and the number of filters per device. As new phones need to operate in more regions, on more carriers, and with bands that are closer and closer together, they need higher-performance filters in order to ensure product compatibility. For higher-frequency bands, which are being increasingly used in LTE networks, traditional Surface Acoustic Wave (SAW) filters cannot provide the necessary performance.



TC-SAW
SAW
BAW
Complexity
RF Frequency
Band 26 Duplexer
Band 20 LTE – FDD Duplexer
Band 13 LTE – FDD Duplexer
Band 28 LTE – FDD Duplexer
Band 8 WCDMA Duplexer
Band 17 LTE – FDD Duplexer
Band 29 LTE – FDD Filter
Band 5 LTE – FDD Duplexer
Band 4 LTE – FDD Duplexer
GPS
Band 27 LTE – FDD Duplexer
GSM Rx
Band 1 WCDMA Duplexer
Band 3 LTE – FDD Duplexer
Band 25 LTE – FDD Duplexer
Band 2 WCDMA or LTE – FDD Duplexer
Band 40 LTE – TDD Filter
2.4 GHz Wi-Fi Filter
Band 41 LTE – TDD Filter
Band 7 LTE – FDD Duplexer
5 GHz Wi-Fi Filter
Band 42 LTE – TDD Filter
Band 43 LTE – TDD Filter
Band 38 LTE – TDD Filter
Asia
Europe
The Americas

Source: Company Presentation

Driven by the increased complexity of filtering problems, the Company estimates that the premium filter market (BAW plus Advanced SAW, in which TriQuint is also a leader) will

double over the next two years to approximately $2 billion, the vast majority of which will be BAW filters. Although a portion of TriQuint's BAW filters are sold as part of an integrated module, we estimate that TriQuint's total BAW sales (i.e., sales of discrete BAW filters plus the BAW component of modules) are approximately $200 million on a run-rate basis, and will grow rapidly as TriQuint is positioned to take share in a market with a 45%+ CAGR.[1]

The BAW filter market is effectively a duopoly, where TriQuint, with a market share of approximately 30-35%, is a strong #2 player to the market leader, Avago Technologies ("Avago"), whose product is sold under the FBAR name. This duopoly structure, protected by barriers to entry that include substantial intellectual property and manufacturing expertise, leads to significantly higher margins than in the rest of TriQuint's mobile business. In fact, based on our research, we believe that TriQuint and Avago have a three-to-four-year lead over potential competitors in terms of technology and manufacturing. Avago has said that the gross margins on FBAR filters are approximately in line with their corporate average of 50% and that EBITDA margins are modestly below their corporate average of approximately 30%. We believe that the margins on TriQuint's BAW Filter business are similar to, or slightly below, Avago's. Avago currently trades at approximately 4x revenue and 12x EBITDA, and analysts generally consider FBAR to be the most exciting part of Avago's business. At a valuation comparable to Avago's, TriQuint's BAW Filter business could be worth more than $800 million, or $5.00 per TriQuint share.

Mobile PAs

Despite the strong profitability and growth of its Networks & Defense and BAW Filter businesses, TriQuint has significantly underperformed peers and, in fact, has lost money on a net income basis over the last 12 months. We believe this is due to significant performance issues in the Mobile PA business, based primarily out of TriQuint's corporate headquarters in Hillsboro, OR. This business manufactures GaAs PAs primarily for cell phones and tablets. The Mobile PA business is significantly more competitive than either the Networks & Defense or BAW Filter business. While TriQuint is still among the leaders in both technology and brand name, with leading positions in certain cellular bands as well as WiFi, and has several proprietary technologies around packaging, including Copper Flip Chip and Wafer Level Packaging, we believe this business is currently losing a substantial amount of money.

Approximately 50% of TriQuint's revenue comes from its Networks & Defense and BAW Filter businesses, which, we estimate, together have gross margins in excess of 50% and EBITDA margins well in excess of 25%. Adjusting for the profits generated by these businesses, we believe that TriQuint's Mobile PA business may have produced gross margins of less than 10% over the last 12 months, implying massive losses in this business on an EBITDA basis.

These losses are primarily due to significant capacity utilization issues. In 2010 and 2011, the Company invested more than $200 million of capital to approximately double its Mobile PA capacity in Oregon, and to add a Mobile PA line to its Texas facility. Unfortunately, the design wins that the Company was counting on when it added this capacity did not materialize, leaving the business in a position of severe underutilization. Today, even after the $20-25 million write-

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[1]Per TriQuint's August 2013 Investor Presentation.

down that the Company announced on its Q3 2013 conference call, management estimates utilization will be in the mid 60% range on a consolidated basis. Given that the BAW Filter and Networks & Defense businesses are not suffering from meaningful utilization problems, this implies that the Mobile PA business is likely operating at approximately 40-50% utilization, or possibly worse.

It appears that management's strategy with regard to its utilization problems has been to hope for revenue growth to drive increased utilization. Unfortunately, the hope-for-growth strategy has not produced results, and the Mobile PA business remains a significant drag on overall performance. Given the uncertainty associated with new design wins and market growth in the Mobile PA business, we believe the Company needs to take steps to proactively address its utilization issues. If properly structured, we believe that TriQuint's mobile business is capable of delivering results comparable to its closest Mobile PA competitors, which include Skyworks Solutions ("Skyworks"), Avago, and RF Micro Devices ("RFMD").

We believe that Skyworks and Avago are both able to achieve significantly higher margins in their Mobile PA businesses primarily due to their more efficient manufacturing model. Both companies manufacture only a portion of their products internally, while relying on foundries to produce some of their products and for "swing capacity" when volumes increase significantly. For Skyworks and Avago, the "fab-lite" model ensures that their internal fabs are well utilized throughout each cycle, while still maintaining available outsourced capacity to meet their customers' needs when orders spike. As a reminder, just a few years ago TriQuint actually went the other way and invested more than $200 million to increase its own internal production capacity.

In addition, Avago, in contrast to TriQuint, focuses primarily on selling its FBAR filters on a discrete basis, and only makes PAs in-house when it believes it has a distinct competitive advantage on a particular PA. When a customer prefers an integrated module, Avago can rely on outsourced assembly to supply one, and will use whatever combination of internally- and externally-sourced components is optimal. In doing so, Avago is able to avoid competing on more commoditized products and maintain strong margins in its Mobile PA business.

As the table below illustrates, the strategies employed by Skyworks and Avago have led to margins that are both higher and more stable than TriQuint's, and that gap has increased significantly in recent years. Moreover, both Skyworks and Avago remain highly profitable throughout the cycle.

TriQuint Margin Comparison							
	2007	2008	2009	2010	2011	2012	LTM
SkyWorks							
Gross Margin	38.7%	39.9%	40.1%	42.6%	43.7%	42.5%	42.3%
EBITDA Margin	14.2%	16.6%	17.7%	23.5%	26.4%	23.7%	24.2%
EBIT Margin	8.7%	10.6%	11.4%	18.5%	21.0%	17.1%	18.2%
Avago							
Gross Margin	38.7%	42.3%	42.4%	49.0%	51.5%	50.8%	50.4%
EBITDA Margin	18.4%	19.5%	20.2%	30.1%	31.9%	31.5%	30.2%
EBIT Margin	6.9%	10.1%	9.4%	22.5%	25.2%	24.9%	23.1%
TriQuint							
Gross Margin	31.8%	32.4%	31.9%	39.9%	35.9%	28.7%	29.6%
EBITDA Margin	11.3%	10.0%	10.3%	20.5%	16.1%	8.1%	8.9%
EBIT Margin	5.0%	3.8%	3.2%	14.3%	8.7%	(3.6%)	(3.5%)
Gap between SWKS and TQNT							
Gross Margin	6.9%	7.5%	8.2%	2.7%	7.8%	13.8%	12.7%
EBITDA Margin	2.9%	6.6%	7.4%	3.0%	10.3%	15.6%	15.3%
EBIT Margin	3.7%	6.8%	8.2%	4.2%	12.3%	20.7%	21.7%

Source: CapitalIQ; Data are for the FYE Dec for TQNT, Sep for SWKS, and Oct for AVGO

Again, it is important to note here that TriQuint's margins are boosted substantially by its highly profitable, Hittite-like Networks & Defense business and its BAW Filter business. Adjusting for these businesses, the gap between TriQuint and Skyworks or Avago is even more alarming.

Further, TriQuint has underperformed even relative to RFMD, who does not benefit from the hybrid manufacturing model that Skyworks and Avago employ, and who does not have anything comparable to TriQuint's Networks & Defense or BAW Filter businesses. Over the last 12 months, RFMD has reported higher gross, EBITDA, and EBIT margins than TriQuint. We believe this is due in part to RFMD's management being proactive with its cost structure. In fact, despite higher revenue growth and less severe utilization issues than TriQuint, RFMD has announced significant restructuring actions, including the closure of a GaAs fab in the United Kingdom.

Therefore, we question why TriQuint has chosen to pursue its high-cost, capital intensive manufacturing model for the Mobile PA business rather than the highly effective model employed by Skyworks and Avago. We also question why TriQuint has not taken meaningful action to reduce its cost structure given its significant utilization issues and industry-low margins. Unfortunately, it appears that TriQuint instead decided to spend over $200 million to expand capacity and is now waiting and hoping for revenue growth, which may or may not materialize, rather than proactively managing its cost structure.

Excessive Operating Expenses

Even beyond the issues associated with utilization, which primarily appear in gross margin, TriQuint has not managed costs effectively. In fact, operating expenses have increased year-over-year for the last 35 consecutive quarters, and in 64 of the 72 quarters for which data are available, dating all the way back to 1994.

It is hard to believe that at no time over the past eight years, a period over which TriQuint's sales and gross margins have been highly volatile, did management see fit to reduce operating expenses. Even Hittite, who already has the best margins in the industry, has continued to reduce operating expenses in the last two quarters while also continuing to grow revenue.

We believe that the lack of focus on cost structure, the capital-intensive model that TriQuint has chosen to pursue in the Mobile PA business, and the underperformance in that business are the primary reasons why TriQuint's returns on capital have significantly lagged peers. In fact, since 2007, TriQuint has generated average returns on capital of less than 5%, versus approximately 12% for Skyworks, 14% for Avago and 20% for Hittite.[2]

The Board Needs to Explore Ways to Create Value for Shareholders

We believe TriQuint should fully explore ways to create value for shareholders. It is clear that the status quo is entirely unacceptable, and that the Board needs to focus on dramatically improving the profitability and go-forward strategy of the Company. In determining the actions that the Company should take, we believe the Board needs to consider the following questions:

- Can the Mobile PA business be restructured so that it can operate as profitably as its closest competitors?

- Can the Company exit its Oregon facility and transition to a model similar to Skyworks, producing a portion of its PAs in its Texas fab (which has the capability to produce Mobile PAs) and outsourcing the rest to a foundry?

- Should the Company focus more on selling discrete components in the mobile market, like Avago does, rather than trying to sell integrated modules?

- If TriQuint continues to focus on modules, does TriQuint need to make every component itself, or should it make only those where it has a distinct advantage and buy the rest from a third party, like Skyworks and Avago do?

- Should the Company seek to sell its Mobile PA business and focus exclusively on the high-margin, high-multiple Networks & Defense and BAW Filter businesses?

- Should the Company restructure or exit its small SAW Filter business, which primarily sells commodity filters out of its Apopka, FL manufacturing facility?

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[2]Average Return on Common Equity for calendar year 2007 through the latest reported 12 month period, per CapitalIQ.

7

We thank you in advance for considering the points outlined in this letter. As you know, Starboard has a strong vested interest in TriQuint's financial performance and go-forward strategy for unlocking value for shareholders. We have communicated our desire to immediately begin conversations with TriQuint's Board regarding both strategy and Board composition. We take our investment in the Company, and the Board's stewardship of all shareholders' capital, very seriously. We look forward to maintaining an open dialogue and working with you to ensure that value is created for all shareholders.

Best Regards,



Jeffrey C. Smith
Managing Member
Starboard Value LP